As filed with the Securities and Exchange Commission on May 21, 2015	Registration No. 333 - 169920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_______________

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of issuer of deposited securities as specified in its charter)
_______________

PROMOTER OF INFORMATION, S.A.
(Translation of issuer’s name into English)
_______________

The Kingdom of Spain
(Jurisdiction of incorporation or organization of issuer)
______________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_______________

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_______________

National Registered Agents, Inc.
1015 15th Street, N.W., Suite 1000
Washington, D.C.  20005
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________________

Copies to:

Robert Flanigan, Esq. Mayer Brown International LLP 201 Bishopsgate London, EC2M 3AF United Kingdom	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036
______________________________________

It is proposed that this filing become effective under Rule 466:	☐ ☒	immediately upon filing. on May 22, 2015 at 8:00 A.M.

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt- Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt- Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt- Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt- Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

Promotora de Informaciones, S.A. (the “Company”) publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.prisa.com.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Class A Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(i)               Form of Amendment No. 2 to Class A Deposit Agreement, by and among Promotora de Informaciones, S.A., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)               Amendment No. 1 to Class A Deposit Agreement, dated as of September 22, 2014, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.  ___ Filed herewith as Exhibit (a)(ii).

(a)(iii)               Class A Deposit Agreement, dated as of December 1, 2010 (the “Class A Deposit Agreement”), by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.___ Previously filed.

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___ None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ Previously filed.

(e)           Certificate under Rule 466.  ___ Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 4.    UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Class A Deposit Agreement, as amended, by and among Promotora de Informaciones, S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of May, 2015.

Legal entity created by the Class A Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) Class A ordinary share of Promotora de Informaciones, S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Promotora de Informaciones, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Madrid, Spain, on May 21, 2015.

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Juan Luis Cebrián Echarri
Name: Juan Luis Cebrián Echarri Title: Chairman

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Juan Luis Cebrián Echarri, Javier Lázaro Rodríguez and Antonio Garcia Mon Marañés to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Juan Luis Cebrián Echarri	Chairman	May 18, 2015
Juan Luis Cebrián Echarri

/s/ Manuel Polanco Moreno	Deputy Chairman	May 18, 2015
Manuel Polanco Moreno

/s/ Jose Luis Sainz	Chief Executive Officer	May 18, 2015
Jose Luis Sainz

/s/ Javier Lázaro	Chief Financial and Accounting Officer	May 18, 2015
Javier Lázaro

/s/ Juan Arena de la Mora	Director	May 18, 2015
Juan Arena de la Mora

Signature	Title	Date

/s/ Claudio Boada Pallarés	Director	May 18, 2015
Claudio Boada Pallarés

Director
Arianna Huffington

Director
José Luis Leal Maldonado

/s/ Gregorio Marañón y Bertrán de Lis	Director	May 18, 2015
Gregorio Marañón y Bertrán de Lis

/s/ Alain Minc	Director	May 18, 2015
Alain Minc

/s/ Agnès Noguera Borel	Director	May 18, 2015
Agnès Noguera Borel

/s/ Borja Pérez Arauna	Director	May 18, 2015
Borja Pérez Arauna

Director
Ernesto Zedillo Ponce de León

Director
Roberto Alcántara Rojas

/s/ John Paton	Director	May 18, 2015
John Paton

Authorized Representative in the U.S. /s/ Marcus Vinicius Ramos Ribeiro	May 18, 2015
Marcus Vinicius Ramos Ribeiro

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement

(e)	Rule 466 certification